FORM 18-K/A

Amendment No. 1

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ITALY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE MARIANGELA ZAPPIA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

LORENZO CORTE, ESQ.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
United Kingdom

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

Table of Contents

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EXPLANATORY NOTE

This amendment to the Republic of Italy’s (the “Republic” or “Italy”) Annual Report on Form 18-K for the fiscal year ended December 31, 2020 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 5 consecutively.

(b)	The following exhibits:

Exhibit (5): Pricing Agreement, dated as of November 17, 2021, between the Republic of Italy and the Underwriters named therein, relating to the Republic of Italy’s 3.875% Notes due May 6, 2051
Exhibit (6): Form of 3.875% Notes due May 6, 2051
Exhibit (7): Names and addresses of the Underwriters of the Republic of Italy’s 3.875% Notes due May 6, 2051
Exhibit (8): Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 3.875% Notes due May 6, 2051
Exhibit (9): Opinion, dated November 24, 2021, of Dott.ssa Elena Comparato, the Head of the Legal Service of the Department of Treasury - Ministry of Economy and Finance relating to the Republic of Italy’s 3.875% Notes due May 6, 2051

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on March 21, 2022.

REPUBLIC OF ITALY

By:	/s/ Dott. Davide Iacovoni
	Name:	Dott. Davide Iacovoni
	Title:	Director General – Treasury
Department – Directorate II
Ministry of Economy and
Finance

EXHIBIT INDEX

Exhibit No	Description
(5)	Pricing Agreement, dated as of November 17, 2021, between the Republic of Italy and the Underwriters named therein, relating to the Republic of Italy’s 3.875% Notes due May 6, 2051
(6)	Form of 3.875% Notes due May 6, 2051
(7)	Names and addresses of the Underwriters of the Republic of Italy’s 3.875% Notes due May 6, 2051
(8)	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 3.875% Notes due May 6, 2051
(9)	Opinion, Dated November 24, 2021, of Dott.ssa Elena Comparato, the Head of the Legal Service of the Department of Treasury - Ministry of Economy and Finance relating to the 3.875% Notes due May 6, 2051

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